EXHIBIT 99.2





                         UNITED STATES BANKRUPTCY COURT

                          FOR THE DISTRICT OF COLORADO


In re:   )
         )        Case No. 97-15695-SBB
         )        PAPONE'S PALACE LLC
         )        EIN: 84-1204410
         )        Chapter 11
         )     Debtor.



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                    DISCLOSURE STATEMENT TO ACCOMPANY PLAN OF
                       REORGANIZATION DATED JULY 22, 1997

                                  INTRODUCTION

         This Disclosure Statement has been prepared by Papone's Palace LLC, a Colorado corporation ("Papone's" or "Debtor") to accompany its Plan of Reorganization dated July 22, 1997 ("Plan") which has been filed in Papone's Chapter 11 case. This Disclosure Statement is being provided to all creditors and interest holders of Papone's. This Disclosure Statement is subject to approval pursuant to 11 U.S.C. Section 1125 by the United States Bankruptcy Court for the District of Colorado as containing adequate information to enable creditors and interest holders to determine whether to accept the Papone's Plan. The Court's approval of this Disclosure Statement does not constitute a decision on the merits of the Papone's Plan. Issues related to the merits of the Plan and its confirmation will be the subject of a confirmation hearing which is scheduled for ____________________, 1997 AT ________ ___.m. in Courtroom _____,
United States Bankruptcy Court, U.S. Customs House, 721 - 19th Street, Denver, Colorado.
         THIS DISCLOSURE STATEMENT HAS BEEN NEITHER APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION. THE COMMISSION HAS SIMILARLY NOT REVIEWED THE ACCURACY OR ADEQUACY OF THIS DISCLOSURE STATEMENT.
         This Disclosure Statement is provided to you along with a copy of Papone's Plan and a Ballot to be used for voting on the Plan. Please complete the Ballot according to the instructions contained on the Ballot if you intend to vote for or against Papone's Plan. Each creditor or interest holder may vote on the Plan by completing the enclosed Ballot and returning it to counsel for
Papone's:

                           Lee M. Kutner, Esq.
                           Joan B. Burleson, Esq.
                           Rubner & Kutner, P.C.
                           303 East 17th Avenue
                           Suite 500
                           Denver, CO 80203


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This  Ballot  must  be  received  by  Rubner  &  Kutner,   P.C.  no  later  than
______________, 1997, which date has been set by the Court as the last day to vote on the Plan. Terms contained in this Disclosure Statement which are defined in the Plan, have the same meaning as set forth in the definitional section of the Plan, Article II.

                                              CHAPTER 11 AND PLAN CONFIRMATION
         Chapter 11 of the United States Bankruptcy Code is designed to allow for the rehabilitation and reorganization of financially troubled entities or individuals. Chapter 11 allows the Debtor to retain its assets during administration of its Chapter 11 case as a Debtor-in-Possession and following confirmation of a Plan as a reorganized Debtor or as provided in the Plan. Once confirmation of a Plan of Reorganization is approved by the Court, the Plan of Reorganization is the permanent restructuring of the Debtor's financial obligations. The Plan also provides a means through which the Debtor will restructure or repay its obligations. The Plan will provide Papone's with an opportunity to remain in business and satisfy its debts as restructured under the Plan. Funding for the Plan will be derived from Papone's ongoing operations, and from infusions of capital from LS Capital Corp.
         The Plan of Reorganization divides creditors into classes of similarly situated creditors. All creditors of the same class are treated in a similar fashion. All member interests are also classified and treated alike. Each class of creditors or interest holders is either impaired or unimpaired under the Plan. A class is unimpaired if the Plan leaves unaltered the legal, equitable and contractual rights to which each creditor in the class is entitled. Alternatively, a claimant is unimpaired if the Plan provides for the cure of a default and reinstatement of the maturity date of the claim as it existed prior to the default.
         The Bankruptcy Court has entered an Order setting a bar date for filing Proofs of Claim as ________________, 1997. The Plan provides that claims and interests of all classes shall be allowed only if evidenced by a timely filed Proof of Claim or Interest or which otherwise appear in the Schedules filed by Papone's and are not scheduled as disputed, contingent or unliquidated unless subsequently allowed by the Court. Creditors may check as to whether or not their claims have been scheduled as disputed, contingent or unliquidated by reviewing the Schedules filed by Papone's in the Bankruptcy Court for the District of Colorado.


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Alternatively,  creditors may contact counsel for Papone's or Papone's  directly in order to determine how they have been scheduled.
         Chapter 11 does not require that each holder of a claim against or interest in Papone's vote in favor of the Plan in order for the Court to confirm the Plan. The Plan, however, must be accepted by at least one impaired class of claims by a majority in number and two thirds in amount, without including insider acceptance, of those claims of such class actually voting on the Plan. Assuming one impaired class votes to accept the Plan, it may be confirmed over its rejection by other classes if the Court finds that the Plan does not discriminate unfairly and is fair and equitable, with respect to each class of claims or interests that is impaired under and has not accepted the Plan.
         The Bankruptcy Code requires that if interest holders retain an interest or receive anything under the Plan, then the unsecured creditor classes must either be paid the full value of their claims or vote to accept the Plan. This provisions is not applicable because, under the Papone's Plan, new member interests will be issued to LS Capital Corporation (" LS Capital Corp.") and Papone's Palace Acquisition Corp. ("PPAC") in proportion to the value of new capital contributed in order to facilitate the Plan. All interests held by pre-confirmation members of the Debtor will be cancelled. Since the Plan provides for payment in full to be made to non-insider unsecured creditors who would likely receive only a portion of their claims, or nothing under a liquidation, all creditors are urged to vote to accept the Plan.
         If all classes of claims and interests vote to accept the Plan, the Court may confirm the Plan. Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation. Among other things, Section 1129 requires that the Plan be in the best interest of the holders of claims and interests and be feasible through a showing that confirmation will not be followed by the need for further financial reorganization of the Debtor.

               BACKGROUND AND EVENTS LEADING TO CHAPTER 11 FILING
     Papone's was formed to own and operate a small casino in Central City, Colorado. Papone's was originally started by the Hill Family, long time residents of Central City, in the early 1990's. The casino was set up as a limited liability company owned and operated by the Hill Family Trust. In January, 1992, the Hill Family Trust sold a 49% interest in Papone's to Earl Neudecker ("Neudecker") and Randall Gose ("Gose"). Neudecker

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and Gose paid some cash to the Hill Family Trust and executed a promissory  note payable to the Hill Family Trust in the principal amount of $1,450,000 due and payable on January 14, 1997 (the "Neudecker/Gose Note"). The Neudecker/Gose Note was secured by a Deed of Trust on their 49% interest in the casino building and real property.
         On or about November 30, 1992, a number of events transpired:
         1. The Hill Family Trust gave an option to acquire its 51% interest in Papone's Palace as well as the Neudecker/Gose Note
                  to   American   Pacific   Management   Corporation,   a  Texas
                  corporation;
         2. Gose gave an option to acquire his 24.5% interest in Papone's Palace to American Pacific Management Corporation, in exchange for a $500,000 note from PPAC, secured by a Deed of Trust against the Property;
         3. American Pacific Management Corporation assigned its options on Papone's Palace and the Neudecker/Gose Note to Virology Testing Sciences, Inc., a Delaware corporation.

         On or about December 31, 1992, Virology Testing Sciences, Inc. assigned its options to acquire an interest in Papone's Palace and in the Neudecker/Gose Note to Papone's Palace Acquisition Corporation, a Colorado corporation ("PPAC") and a wholly owned subsidiary of Lone Star Casino Corporation ("Lone Star"). Lone Star bacame a liscensed casino owner, and as of June 10,1993, the acquisition of these interests was completed. Thereafter, Papone's Palace LLC was 75.5% owned by PPAC and 24.5% owned by Neudecker. Paul Montle ("Montle") is the chairman of PPAC and CEO of Lone Star. Lone Star has since changed its name to LS Capital Corporation.
         From the outset, there were a number of problems experienced by Papone's. The closing with the Hill Family Trust for the purchase did not officially take place until the second quarter, 1993. Papone's did not show any net profits and accordingly the deferred payments on the Neudecker/Gose Note due to the Hill Family Trust were reduced on at least two occasions. During this time, a dispute arose between Neudecker and the Hills over the Note payments, construction costs and profitability of the Casino, which resulted in Neudecker filing a civil action against the Hills and Papone's in Jefferson County District Court, Case No 93-CV-775.


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         To meet a serious cash flow  deficiency,  in October,  1994, Lone Star,
PPAC and Papone's borrowed $1 million from Leslie Alexander, assigned the first deed of trust to Mr. Alexander on the casino and real property, and granted a third deed of trust on the Property as well. The proceeds of the loan were used to pay operating deficiencies, and to repay LS Capital for operating loans it had previously funded to Papone's.
         Over time, Alexander made additional advances to Papone's, obtained a personal guaranty from Montle for $50,000 of the loan, and obtained an assignment of Lone Star's 7% Membership interest in Manning Real Estate Associates, LLC ("Manning"). Manning is a California Limited Liability Company with approximately 35 members. Manning owned a card club in Fowler, California, which essentially operated a casino, with non-bank card games.
         Papone's was unable to repay the Alexander loan when due, and defaulted on payments thereunder in December of 1995. The parties entered into a Settlement Agreement dated August 5, 1996. The Settlement Agreement restructured the Loan, accepted an absolute conveyance of the 7% Manning Membership interest for a credit to the Loan in the amount of $590,000, thereby reducing the principal amount of the Loan to approximately $1,126,337.00.
         The Settlement Agreement was expressly subject to PPAC obtaining a court determination that PPAC had the authority to enter into the Settlement Agreement, since Neudecker had alleged otherwise. An action was commenced in Gilpin County District Court, Case No 96-CV-80, to obtain the required declaratory relief in September of 1996. Neudecker responded to the Complaint, alleging that the Alexander Loan was improperly incurred, and that amounts due under the Neudecker Note to PPAC were in dispute. Neudecker requested and was granted authority to file a third party complaint against Montle, Papone's, LS Capital Corp, Lone Star Acquisition Corporation, and Alexander. That action is pending at this time.
         At the time the Neudecker Note was acquired by PPAC in June, 1993, the balance due was $725,000. As of its maturity on January 14,1997, the balance due, including principal of $725,000, accrued interest of $742,395, and Neudecker's members share of operating losses of $285,486, was $1,752,881.00. Neudecker did not pay the Note when it came due, and PPAC commenced an action in Denver County District Court, Action #97-CV-1021 to collect the Note.


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         As a result of the  effort to collect  the  Neudecker  Note,  Neudecker refused to sign the 1997 liscense renewal, and Papone's was unable to obtain a renewal of its gaming license from the Colorado Gaming commission. Papone's was therefore unable to reopen for business in May, 1997 as planned.

                   EVENTS OCCURRED SINCE FILING OF BANKRUPTCY
         Since April 23, 1997 when the within bankruptcy was filed, the Debtor has filed its Schedules and Statement of Financial Affairs, and employed the firm of Rubner & Kutner, P.C. as its attorneys. It has further requested and been granted approval to enter into an insurance premium finance agreement, and has obtained $10,000 in unsecured debt from LS Capital as an administrative expense, in order to pay insurance and other administrative costs. No Creditors' Committee has been formed.

                                                    DESCRIPTION OF ASSETS
         The Debtor's primary asset consists of a 6,000 square foot building on Main Street in Central City, Colorado, where Papone's Palace Casino operated from July 1, 1993 through September 30, 1996 (hereinafter, the "Property"). The Property is owned in fee simple, but is subject to deeds of trust in favor of Neudecker, Randall Gose and Alexander. The Debtor also owns furniture, fixtures and equipment, including casino and restaurant equipment. The Debtor has been unable to renew its gaming license to date, as a result of the dispute with Neudecker, as described above.
         It is believed that the market value of the property exceeds the amount of the secured claims against the property, depending on the value given the Alexander claim, and the value given the personal property.




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                           DESCRIPTION OF LIABILITIES
         The Debtor's pre-petition liabilities include the following:
         A.       Alexander Loan.
         In accordance with the Settlement Agreement dated August 5, 1996, the Debtor is indebted to Leslie Alexander in the principal amount of $1,126,337.00. In accordance with the terms of the Alexander Loan, interest has accrued at 45% per annum. There may be a dispute regarding the amount of an offset contemplated in the Settlement Agreement, which was credited to outstanding interest on the loan. This debt is secured by a first deed of trust in the real property.
         B.       Randall Gose.
         Randall Gose holds a promissory note dated June 10, 1993, in the outstanding amount of approximately $410,000, which is secured by a second deed of trust in the real property.
         C.       Wages.
         The Debtor owes approximately $4,946 in unsecured priority wage claims.
         D.       Taxes.
         The Debtor owes approximately $16,450 to Gilpin County, Colorado for 1996 taxes, which constitutes a lien against the Property. Taxes for 1997 have not been calculated at this time.
         E.       License Fees.
         The Debtor owes approximately $303.00 to Central City for license fees.
         F.       Unsecured Debt.
         The Debtor holds approximately $850,000 in unsecured debt, $39,361.55 of which is trade debt incurred prior to the closing of Papone's. Insider debt is estimated to be $757,773.00, not including disputed advances from Neudecker. A list of all claims expected to be filed in this case is attached to this Disclosure Statement as Exhibit A.

                             DESCRIPTION OF THE PLAN
         The Debtor has filed its Plan of Reorganization with the United States Bankruptcy Court for the District of Colorado herewith. The Plan provides for the reorganization of the Debtor. Creditors will be paid from cash


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infusions  provided by LS Capital Corp,  and from an assignment of the Neudecker
Note, which is owned by PPAC.
         The Plan provides for the specification and treatment of all creditors and interest holders. The Plan identifies whether each class is impaired or unimpaired. A class is unimpaired only if the Plan leaves unaltered the legal, equitable or contractual obligations between the Debtor and the unimpaired claimant or interest holder. The following is a brief summary of the Plan. The actual text of the Plan should be reviewed for more specific detail.

Priority Claims
         The holders of claims which are costs and expenses of administration shall receive cash equal to the allowed amount of the claim on the Effective Date of the Plan. Any cost and expense of administration claim which is allowed by the Court after the Effective Date of the Plan will be paid within ten (10) days of its allowance. The Debtor expects that the following creditors will hold claims which constitute cost and expense of administration claims as of the Confirmation Date for the Plan which is estimated to be November 1, 1997.

Claimant                         Nature of Claim                   Claim Amount

Rubner & Kutner, P.C.            Legal Fees-Bankruptcy Counsel      $20,000.00
Office of United States Trustee  Fees                               $   250.00


         At the time the Debtor filed its Chapter 11 bankruptcy case, Rubner & Kutner, P.C. ("R&K") was paid a pre-petition retainer in the amount of $14,559 from LS Capital Corp. An additional $800 was paid to R&K for the Debtor's filing fee for this Chapter 11 case. The Debtor and R&K anticipate that the total fees and costs for the Chapter 11 case will not exceed $20,000. However, the total amount of fees and costs in the case are dependent upon the amount of litigation which is undertaken in connection with gaining confirmation of the Plan. The legal fees and costs could increase substantially should the Debtor encounter difficulties or engage in substantial litigation to gain approval of its Plan.
         The Debtor expects to pay all quarterly fees due to the United States Trustee's Office pursuant to 28 U.S.C. Section 1930. Any such fees outstanding as of the Confirmation Date will be paid on the Effective Date


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of the Plan. Additional quarterly fees may be due following  confirmation of the
Plan until the case is closed. Such quarterly fees will be paid by the Debtor as they become due.
         The Plan  provides  that the unsecured  claims of  governmental  taxing
authorities,   entitled  to  priority  status,  other  than  the  Gilpin  County
Treasurer, will be paid on the Effective Date of the Plan. It is expected that the only priority claims that will exist in this case are the claims of the City of Central in the amount of $303.00, and two priority wage claimants in the total amount of $4,946.

Class 2, Gilpin County Treasurer
         Class 2 consists of the allowed claim of the Gilpin County Treasurer, in the approximate amount of $ 16,450.00 for 1996 taxes. This claimant holds a secured claim against the real property.

Class 3, Randall F. Gose
         Class 3 consists of the secured claim held by Randall F. Gose, in the approximate amount of $410,000. The Class 3 claim is unimpaired. The balance due on the Class 3 claim shall be amortized over a six year period at the interest rate contained in the original promissory note of June 10, 1993, or 7.5%, and shall be paid in equal monthly installments of principal and interest. Notwithstanding the amortization term, the entire balance of the Class 3 claim shall be due and payable on the seventh anniversary of the Effective Date of the Plan. Class 3 shall retain all liens that secure its claim. The enforcement of any guaranties held by the Class 3 claimant against any insider of the Debtor shall be stayed during the term of the Plan.

Class 4, Leslie Alexander
         The Class 4 claim held by Leslie Alexander is impaired, and will be treated as follows: The principal amount of the Class 4 claim will be allowed in an amount determined by the Court at the confirmation hearing, or agreed upon by the Debtor and the Class 4 claimant on or before the confirmation date. On the Effective Date of the Plan, PPAC will assign and transfer to the Class 4 claimant both the Neudecker Note and the Deed of Trust which secures the Neudecker Note. It is estimated that after crediting the Class 4 claimant for $590,000 as agreed upon by the parties in the Settlement Agreement dated August 1, 1996, the value of that


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Note is $1,126,337.00. The Class 4 claim will be reduced by an amount determined by the Court at the confirmation hearing to reflect the value of the Neudecker Note, which is estimated to be $1,752,882. After that offset, the Debtor estimates that no further amount will remain due and owing to Class 4. The remaining balance due, if any, shall be amortized over a 20 year period, at 7.5% per annum, and paid in equal monthly installments of principal and interest. Notwithstanding the amortization term, the entire remaining balance of the Class 4 claim, if any, shall be due and payable on the seventh anniversary of the Effective Date of the Plan. The Class 4 claimant shall retain any liens that secure its claim.

Class 5, Unsecured Creditors
         Class 5 consists of unsecured creditors with allowed claims. Class 5 shall receive a pro rata distribution of the greater of the full amount of their claims, or the total sum of $50,000, to be made within ten days of the Effective Date of the Plan. The pro rata distribution to Class 5 shall be the sole payment made to the Class 5 creditors, and shall be in total satisfaction of the Class 5 claims.

Class 6, LS Capital Corporation
         Class 6 consists of the unsecured claim of LS Capital Corp. On the Effective Date of the Plan, Class 6 shall be deemed satisfied.

Class 7, Pre-Confirmation Members of the Debtor
         Class 7 consists of the interests held by pre-confirmation members of the Debtor, including LS Capital Corp. and Earl Neudecker. Class 7 is impaired by the Plan. On the Effective Date of the Plan, all member interests in the Debtor will be cancelled, and Class 7 claimants shall neither receive nor retain any property on account of their Class 7 pre-confirmation membership interests.

                       MEANS FOR IMPLEMENTATION OF A PLAN


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         Operation of Business. The Debtor will retain ownership of the Property and will proceed to reopen casino operations at the Property following confirmation of the Plan. The Debtor will operate as a reorganized Debtor following confirmation.
         The Debtor will utilize cash on hand, in addition to new equity provided in connection with confirmation of the Plan and the Debtor's issuance of new member interests for new consideration, to fund the Plan.
         Recapitalization of Company. On the Effective Date of the Plan, new member interests in the Debtor will be issued for new consideration. The new member interests will be issued to the following entities in proportion to the relative value, determined on the Confirmation Date, of their new capital contributions, for the consideration stated:
a. LS Capital Corp. - New consideration consisting of: (i) release of its administrative expense claim; (ii) payment of $50,000 in additional funds; (iii) release of its unsecured Class 6 claim; and (iv) guaranty of up to $200,000 of payments due under this Plan, which guaranty will be applied to creditors pari passu with other creditors. Any amounts funded ---------- pursuant to the LS Capital Corp. guaranty will constitute a post-confirmation debt of the Debtor. Any such obligation will be subject to the following terms: (a) interest at 7.5% per annum; (b) paid in monthly installments, (c) due in full on the seventh anniversary of the Effective Date of the Plan; (d) LS Capital shall have the option to convert the obligation to membership interests in the reorganized Debtor on terms to be determined by LS Capital Corp. and the reorganized Debtor.
b. PPAC - New consideration consisting of transfer to the Debtor on the Effective Date of the Neudecker Note and related Deed of Trust. The transfer of the Neudecker Note will only be treated as new consideration to the extent that the Court finds that the Note has a value on the Confirmation Date of an amount in excess of the account receivable due to the Debtor from PPAC. If the Court finds that the Neudecker Note has a value less than or equal to the account receivable, PPAC will not receive any new member interest in the Debtor.

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         Once the Plan is confirmed and new member interests are issued, the new members will apply for appropriate licenses from the Colorado Limited Stakes Gaming Commission to enable the Debtor to reopen its casino.
         Settlement of Account Receivable. On the Effective Date of the Plan, PPAC shall assign to the Debtor, all of its right, title and interest in and to the Neudecker Note and the Deed of Trust which secures the Neudecker Note. Such assignment shall be made in satisfaction of the account receivable owed by PPAC to the Debtor, which is estimated to be $211,696.00 In the event that the Court finds that the Neudecker Note has a value on the Effective Date in excess of the amount of the account receivable, the difference shall represent a capital contribution to the Debtor which will entitle PPAC to receive a new member interest in the Debtor computed as set forth herein.
         Disputed Claim Procedure. Distributions to any class of creditor will only be made on account of Allowed Claims. In the event that distributions are made at a time that a claim objection is pending before the Court or a judgment has entered to establish a claim and the judgment is on appeal or subject to a certiorari proceeding, the portion of the distribution that would be paid to the disputed claimant will be held by the Debtor in an interest bearing Bank account until the claim is allowed or disallowed. If allowed, the claim will be paid its appropriate share of the withheld payment with interest. If disallowed, the withheld distribution will be paid on a pro rata basis to the remaining allowed claimants.
         Claims and Litigation. All claim objections and avoidance actions in the case must be filed no later than 120 days following the Effective Date of the Plan.
         All applications for allowance and payment of administrative expenses, including professional fees, must be filed within 45 days following the Effective Date of the Plan.
         Monthly Installments. Whenever the Plan provides for payment in monthly installments or a payment due in a certain month, the payment shall be due on the last day of the calendar month in which the payment is due. The Debtor shall then have a five day grace period within which the monthly payment must be received by the payee before the Debtor shall be in default.
         Final Decree. The Debtor will request entry of a final decree closing the case on or before the later of the date all claim objections and any pending litigation is concluded or 180 days after the Effective Date of the Plan.


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         Liquidation  Option.  In the event  the  Debtor  determines  that it is prudent to close its casino or sell the Property, the Debtor has the right to do so. The Debtor will provide notice to all remaining creditors as of the date the decision is made to close the casino or sell the Property.
         Injunction. Except as expressly provided for in the Plan, all persons and entities, including, but not limited to, the holders of any and all charges, debts, liabilities, encumbrances, security interests, Claims, equity interests, contingent or unliquidated, known or unknown, foreseen or unforeseen, existing
or  hereafter   arising,   (including  any  claims  of  successor  or  successor
liability), shall be precluded and permanently enjoined from asserting against the Reorganized Debtor, PPAC, LS Capital Corp., the officers, directors, agents and professionals of either PPAC or LS Capital Corp., their designee and/or participants, the Debtor, and any successors and assigns of any of the foregoing and/or the respective assets and property, including the Property, of any of the foregoing any Claim, charge, debt, liability, encumbrance, security interest, or
lien  based  on  any  document,  instrument,   judgment  award,  act,  omission,
transaction or other activity of any kind or nature that occurred prior to the Confirmation Date. Such injunction shall also preclude any act, in any manner, at any place whatsoever, that does not conform to or comply with the provisions of the Plan. The injunction, discharge and releases described in Article VIII of this Plan shall apply regardless of whether or not a proof of claim or proof of interest based on any Claim, debt, liability, security interest or equity interests is filed or whether or not a Claim or equity interest based on such Claim, debt, liability or equity interest is allowed. Therefore, on the Effective Date of the Plan, a Co-Debtor stay, or Injuction, will be imposed to protect PPAC and LS Capital Corp. from collection activity from Class 3 and Class 4 claimants. LS Capital Corp. and PPAC, as parties providing new consideration to facilitate the Plan, are critical to the success of the Plan. The Co-Debtor stay will be limited in time to five years following the Effective Date of the Plan. The intent of this provision is to allow PPAC and LS Capital Corp. to participate meaningfully in the Plan, to fund Plan payments, and to facilitate reorganization of the Debtor. In the event the Debtor defaults under the terms of the Plan with respect to payments due Class 3 or Class 4, this Injunction will terminate. Plan Feasibility
         The Debtor believes that the Plan, as proposed, is feasible. In assessing the feasibility of the Plan, it is important to note two primary considerations: First, is that the Debtor's ability to fund the Plan at the time it is


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






confirmed is dependent upon the contribution of LS Capital Corp., which will provide for payment of all administrative and priority claims, as well as the $50,000 distribution to Class 5 unsecured creditors. Second, is the Debtor's ability to generate sufficient cash in the future to fund ongoing obligations under the Plan. Upon issuance of new member interests, the Debtor will be in a position to regain its gaming license, and to reopen the Papone's Palace Casino. The Debtor estimates that, upon opening the casino, cash flow will be sufficient to pay ongoing plan payments.
         The Debtor estimates that it will require approximately $50,000 in liquid assets as of the Effective Date of the Plan to fund the Plan. LS Capital Corp. has committed to contribute these funds to facilitate confirmation of the Plan. Attached to this Disclosure Statement as Exhibit B is a cash basis projection of the Debtor's expected income and expenses for the six year period following the Effective Date. This exhibit forms the basis for the Debtor's projections to justify payments to secured creditors over time. Based on the Debtor's prior performance, as well as the Debtor's expected performance once it is permitted to reopen the casino, the Debtor believes that it will have sufficient income with which to fund any required payments to Classes 3 and 4.

                      LIQUIDATION ANALYSIS UNDER CHAPTER 7
         The principal alternative to the Debtor's reorganization under Chapter 11 is a conversion of the case to Chapter 7 of the Bankruptcy Code. Chapter 7 provides for a liquidation of the Debtor's assets by a trustee who is appointed by the United States Trustee's Office. In a Chapter 7 case, the trustee would take over control of the assets, they would be liquidated, and proceeds distributed to creditors in the order of their priority.
         The amount of secured claims pending against the real property are approximately $2.5 million, prior to any offset from contribution of non-estate assets. The Debtor believes that, although the going concern value of the casino was approximately $2.2 million based upon a September, 1995 appraisal, in a fire sale liquidation scenario, the Property would bring no more than $600,000. After costs of sale, it appears that few if any funds would be available from the sale of the Property to pay unsecured creditors.
         Likewise, in a "fire sale" liquidation of the Debtor's personal property, it is estimated that furniture, fixtures and equipment would bring approximately 20% of their current depreciated cost. This would result in a recovery of approximately $20,000.00 by the trustee. The PPAC account receivable is deemed to be collectable, based upon it's primary asset, the Neudecker Note. This would leave a total of $231,696.00 available for distribution to unsecured creditors.
         Given the alternative under the Chapter 7 scenario, the Debtor's proposed Chapter 11 Plan provides a substantially better proposition for all creditors. Under the proposed Plan, the secured creditors will be paid in full either through assignment of non-estate assets, or over time, and unsecured creditors will be paid the total amount of their claim, or $50,000, within ten days following the Effective Date of the Plan.

                                    Liquidation                                         Available
Property                            Value                     Encumbrances              for Creditors


Real Property                       $ 600,000.                $2,523,370.               $600,000.

Personal Property
    FF&E                            $ 20,000.                 0                         $ 20,000.
    PPAC A/R                        $211,696.                 0                         $211,696.











                          TAX CONSEQUENCES OF THE PLAN
         The tax effects of the proposed Plan upon each creditor must be determined separately by each creditor for itself. The Debtors make no representations with respect to the tax aspects of the proposed Plan and it is suggested that each creditor consult its tax counselor on this matter.

DATED:  July 23, 1997.

                                                  PAPONE'S PALACE LLC



                                                   By:/s/ Paul Montle
                                                   Paul Montle, Manager

         Rubner & Kutner, P.C. ("R&K") has acted as legal counsel to Papone's on bankruptcy matters during the Chapter 11 case. R&K has prepared this Disclosure Statement with information provided primarily by Papone's. The information contained herein has been approved by Papone's. R&K has not made any separate independent investigation as to the veracity or accuracy of the statements contained herein.

Counsel to Papone's Palace LLC
Debtor-in-Possession:

RUBNER & KUTNER, P.C.



By:
         Lee M. Kutner
         Joan B. Burleson
         303 East 17th Avenue, Suite 500
         Denver, CO 80203
         Telephone: (303) 832-2400